Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Further Updates in respect of its
Subsidiary Gnrgy Ltd.

Singapore, July 4, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) announces further updates regarding the separation agreement (the “Separation Agreement”) between OPC Holdings Israel Ltd. (“OPC Israel”), which is 80% owned by OPC, and which owns 51% of Gnrgy Ltd. (“Gnrgy”), and the founder (the “Founder”) of Gnrgy, as described in Kenon’s reports on Form 6-K furnished on January 16, 2024 and May 5, 2024. Pursuant to the Separation Agreement, each shareholder of Gnrgy gave each other an option to acquire their Gnrgy shares. In May 2024, OPC announced that OPC Israel did not exercise its right to purchase the Founder’s Gnrgy shares.

OPC has now announced that the Founder has given notice to OPC Israel that in accordance with the Separation Agreement, it intends to purchase all of OPC Israel’s Gnrgy shares subject to a sale agreement between the parties. The completion of the sale is subject to receipt of approval of the Competition Commissioner in connection with an agreement by the Founder to sell the Gnrgy shares to a third party.

To the extent OPC Israel sells its Gnrgy shares as described above, OPC expects no material impact on its financial statements in respect of its investment in Gnrgy.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Founder’s exercise of its right to purchase OPC Israel’s Gnrgy shares, the terms and conditions of the sale of Gnrgy shares to the Founder, approval requirements, the expected impact on OPC’s financial statements and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to whether the approvals required for the sale of the Gnrgy shares by the Founder will be received and whether the sale will otherwise be completed on the terms described herein or at all, the ultimate impact on OPC’s business and financial statements and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.